February 7, 2019

Michael Gray
President and Chief Executive Officer, Chief Financial Officer
Arsanis, Inc.
890 Winter Street, Suite 230
Waltham, MA 02451

       Re: Arsanis, Inc.
           Registration Statement on Form S-4
           Filed December 20, 2018
           File No. 333-228929

Dear Mr. Gray :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance